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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                EDT Learning, Inc. (formerly e-dentist.com, Inc.)
                -------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                  26841E 10 7
                                 --------------
                                 (CUSIP Number)

                                 Barry W. Blank
                                 P.O. Box 32056
                                Phoenix, AZ 85064
                                 (602) 230-0200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 18, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                                     ------
CUSIP NO. 26841E 10 7             SCHEDULE 13D                            Page 2
---------------------                                                     ------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Barry W. Blank
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     760,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       760,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    760,000 (includes 731,500 shares owned by the Barry W. Blank Trust and 28,500 shares owned by the Barry W. Blank, IRA)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.21%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                                     ------
CUSIP NO. 26841E 10 7             SCHEDULE 13D                            Page 3
---------------------                                                     ------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Barry W. Blank Trust
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     731,500
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       731,500
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    731,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.93%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                                     ------
CUSIP NO. 26841E 10 7             SCHEDULE 13D                            Page 4
---------------------                                                     ------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Barry W. Blank IRA
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     28,500
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       28,500
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.27%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                                     ------
CUSIP NO. 26841E 10 7             SCHEDULE 13D                            Page 5
---------------------                                                     ------

ITEM 1. SECURITY AND ISSUER.

     The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, (the "Common Stock") of EDT Learning, Inc., a Delaware corporation ("EDT").

     The address of the principal executive offices of EDT Learning, Inc. is 2999 N. 44th Street, Suite 650, Phoenix, AZ 85018.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule is filed on behalf of Barry W. Blank, the Barry W. Blank Trust and the Barry W. Blank IRA (referred individually as "Reporting Person and collectively as, the "Reporting Persons"). The names, residences or business addresses and principal occupation of the Reporting Persons are set forth below. None of the Reporting Persons has been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Barry W. Blank is a citizen of the United States.

REPORTING PERSONS            PRINCIPAL ADDRESS     PRINCIPAL OCCUPATION/BUSINESS
-----------------            -----------------     -----------------------------
Barry W. Blank               P.O. Box 32056        Investor
                             Phoenix, AZ 85064

The Barry W. Blank IRA       P.O. Box 32056        N/A
                             Phoenix, AZ 85064

The Barry W. Blank Trust     P.O. Box 32056        N/A
                             Phoenix, AZ 85064

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost is (i) $553,418.60 for 731,500 shares beneficially owned by the Barry W. Blank Trust and (ii) $17,626.00 for 28,500 shares beneficially owned by the Barry W. Blank IRA. The aggregate net investment cost for the 760,000 shares beneficially owned by Barry W. Blank is $571,044.60.

     The shares purchased by Barry W. Blank were purchased with personal funds.

---------------------                                                     ------
CUSIP NO. 26841E 10 7             SCHEDULE 13D                            Page 6
---------------------                                                     ------

ITEM 4. PURPOSE OF TRANSACTION.

     The acquisition of shares of Common Stock of EDT is for investment purposes only. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (i), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The contents of the cover page of this Statement are incorporated into this
Item 5 for each Reporting Person. There have been three transactions, as identified below, within the last 240 days.

                                         AMOUNT OF     AVERAGE      WHERE AND HOW
                             DATE OF    SECURITIES    PRICE PER   THE TRANSACTIONS
IDENTITY OF PERSON         TRANSACTION   INVOLVED       SHARE       WERE EFFECTED
------------------         -----------   --------       -----       -------------
The Barry W. Blank IRA       4/10/01      10,000        $0.41     Open Market Purchase

The Barry W. Blank Trust     7/11/01      20,000        $0.31     Open Market Purchase

The Barry W. Blank Trust     7/18/01      15,000        $0.31     Open Market Purchase

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Based on the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of EDT.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

---------------------                                                     ------
CUSIP NO. 26841E 10 7             SCHEDULE 13D                            Page 7
---------------------                                                     ------

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 12, 2001           Barry W. Blank


                                    By: /s/ James L. Dunn, Jr.
                                        ----------------------------------------
                                        James L. Dunn, Jr., Attorney in-fact for
                                        Barry W. Blank


                                    The Barry W. Blank IRA


                                    By: /s/ James L. Dunn, Jr.
                                        ----------------------------------------
                                        James L. Dunn, Jr., Attorney in-fact for
                                        Barry W. Blank IRA


                                    The Barry W. Blank Trust


                                    By: /s/ James L. Dunn, Jr.
                                        ----------------------------------------
                                        James L. Dunn, Jr., Attorney in-fact for
                                        Barry W. Blank Trust